SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                          COMMISSION FILE NUMBER 0-935


                           NOTIFICATION OF LATE FILING


(CHECK ONE):   [X] FORM 10-K [_] FORM 11-K [_] FORM 20-F [ ] FORM 10-Q
               [_] FORM N-SAR

               FOR PERIOD ENDED: DECEMBER 31, 2005

     [_] TRANSITION REPORT ON FORM 10-K

     [_] TRANSITION REPORT ON FORM 20-F

     [_] TRANSITION REPORT ON FORM 11-K

     [_] TRANSITION REPORT ON FORM 10-Q

     [_] TRANSITION REPORT ON FORM N-SAR

         FOR THE TRANSITION PERIOD ENDED:

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:



                                     PART I
                             REGISTRANT INFORMATION

MOLECULAR DIAGNOSTICS, INC.
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FULL NAME OF REGISTRANT



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FORMER NAME IF APPLICABLE


414 N. ORLEANS, SUITE 502
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

CHICAGO, IL  60610
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CITY, STATE AND ZIP CODE

                                     PART II
                             RULE 12B-25(B) AND (C)

      IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE.)

      (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

      (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, FORM 11-K OR FORM N-SAR, OR PORTION THEREOF
[X] WILL BE FILED ON OR BEFORE THE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

      (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.


                                    PART III
                                    NARRATIVE

      STATE BELOW IN REASONABLE DETAIL WHY THE FORM 10-K, 11-K, 20-F 10-Q, N-SAR OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

      THE COMPANY IS UNABLE TO TIMELY FILE ITS ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 BECAUSE THE AUDIT OF THE COMPANY'S ANNUAL FINANCIAL STATEMENTS WILL NOT BE COMPLETE IN TIME FOR MANAGEMENT TO FULLY PREPARE AND FINALIZE THE FORM 10-KSB BY THE PRESCRIBED FILING DATE. HOWEVER, THE COMPANY WILL USE ITS BEST EFFORTS TO COMPLETE THE REQUIRED ANNUAL REPORT ON FORM 10-KSB AS QUICKLY AS POSSIBLE.


                                     PART IV
                                OTHER INFORMATION

(1)  NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
     NOTIFICATION

            DAVID WEISSBERG, M.D.                 (312) 222-9580
     ---------------------------------------------------------------------------
                  (NAME)                    (AREA CODE) (TELEPHONE NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).
                                                                 [X] YES  [_] NO

(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?
                                                                 [X] YES  [ ] NO

      THE COMPANY EXPECTS TO REPORT A NET LOSS OF APPROXIMATELY $2.2 MILLION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 AS COMPARED TO A NET LOSS OF $13.6 MILLION FOR FISCAL YEAR 2004, PRIMARILY RESULTING FROM A DECREASE IN 2005 FUNDING OVER 2004 AND A ONE-TIME WRITE-OFF OF APPROXIMATELY $6.9 MILLION IN CONNECTION WITH LEGAL SETTLEMENTS ENTERED INTO BY THE COMPANY IN THE FOURTH QUARTER 2004. THIS CHARGE CONSISTED PRIMARILY OF A NON-CASH WRITE-OFF OF INTANGIBLE ASSETS.

                   MOLECULAR DIAGNOSTICS, INC.
 - ---------------------------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


DATE: MARCH 31, 2006                 BY: /S/ DAVID WEISSBERG, M.D.
    -------------------            ---------------------------------------------
                                         DAVID WEISSBERG, M.D.
                                         CHAIRMAN AND CHIEF EXECUTIVE OFFICER